FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person

Fletcher                              Don                   C., Jr.
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   (Last)                            (First)              (Middle)

1205 South Dupont Street
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                                    (Street)

Ontario                               CA                    91761
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

                9/5/00
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

                ###-##-####
                -----------
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

                LifePoint, Inc. - LFP
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

                Vice President, Operations
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________


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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


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None
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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Common Stock Option      (1)        8/24/10         Common Stock, $.001    45,000           $4.75             D             N/A
                                                    par value

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Common Stock Option      (2)        8/24/10         Common Stock, $.001    20,000           $4.75             D             N/A
                                                    par value

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Common Stock Option      (3)        8/24/10         Common Stock, $.001    20,000           $4.75             D             N/A
                                                    par value

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====================================================================================================================================



Explanation of Responses:

 (1) Becomes exercisable as to 11,250 shares on 8/25/01; becomes exercisable as to 938 shares on the 30th day of each month for 35 months thereafter and becomes exercisable as to 920 shares on the 30th day of the 36th month thereafter.

 (2) Option becomes exercisable only if the Company's saliva based testing product is released to market during the quarter ended March 31, 2001 and at least a specified amount of revenues is obtained doing the quarter ended June 30, 2001.

 (3) Option becomes exercisable only if the Issuer achieves its fiscal year 2002 manufacturing goal for its saliva based testing product, which will be set by the Board of Directors of the Issuer in the fiscal year 2002 annual budget.






                         /s/ Don C. Fletcher, Jr.                 9/7/00
                        ------------------------------          ---------
                         Don C. Fletcher, Jr.                      Date



 **Intentional  misstatements or omissions of facts constitute  Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.